Exhibit 12.1
Calgon Carbon Corporation
Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

						Nine Months
						Ended
	Year Ended December 31,					September 30,
	2002	2003	2004	2005	2006	2007
Earnings:
Income (loss) from continuing operations	$4,335	$3,810	$3,968	$(10,507)	$(9,012)	$20,056

Add (deduct):
Income taxes	1,376	(300)	(846)	(9,688)	(2,676)	5,923
Equity in income (loss) of equity investments	186	(429)	(1,000)	725	(286)	1,766
Distributions from equity investments	—	—	—	254	—	—
Minority interest	(114)	(179)	(66)	—	—	—
Fixed charges, as shown below	4,430	4,301	5,366	7,564	9,208	5,564
Capitalized interest	(73)	(42)	(57)	192	—	—

Earnings (loss), as adjusted	$10,140	$7,161	$7,365	$(11,460)	$(2,766)	$33,309

Fixed charges:
Portion of rental expense representative of the interest component of rental expense	$1,708	$1,800	$1,633	$2,733	$2,200	$1,025
Interest expense	2,568	2,341	3,409	4,891	5,977	4,223
Amortization of debt issue costs	81	118	267	132	1,031	316
Capitalized interest	73	42	57	(192)	—	—

Fixed charges	$4,430	$4,301	$5,366	$7,564	$9,208	$5,564

Ratio of earnings to fixed charges	2.29x	1.66x	1.37x	(1.52)x	(0.30)x	5.99x

Earnings required to cover fixed charges				$19,024	$11,974